Exhibit 99.1

Organigram Launches SHRED Tropic Thunder Jar of J’s (Jar of Joints) and Trailblazer SNAX Milk Chocolate Bars

MONCTON, New Brunswick--(BUSINESS WIRE)--March 2, 2021--As part of its consumer-first product innovation strategy, Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading producer of cannabis, is pleased to announce the launch of two new additions to the Company’s recreational cannabis product portfolio: SHRED Tropic Thunder Jar of Joints and Trailblazer SNAX Milk Chocolate Bars.

“At Organigram, seeking out and acting upon consumer feedback is a core element of our product development program,” said Greg Engel, CEO, Organigram. “The addition of these new products to our lineup of positively reviewed and most-searched brands – one offering the decadence of world-class chocolate and the other, a launch of an exceptional value product from the brand that we believe has set a new standard in the pre-milled category – are a direct response to the preferences our consumers have shared with us.”

SHRED Tropic Thunder Jar of Joints

SHRED, Organigram’s high-quality, high-potency, pre-milled and pre-shredded dried flower product has been the most searched cannabis brand on the Ontario Cannabis Store (OCS.ca) website for three consecutive months (November and December 2020 and January 2021).

Now, SHRED’s Tropic Thunder, a combination of strains with citrus and tropical aromas featuring THC of 18% or more, is available in a Jar of Joints, a convenient jar of 14 x 0.5g pre-rolls.

In addition, the pre-rolls are packed with a two-way humidity system to preserve their unique flavour profile and to help ensure a fresh and flavourful packed product. Each pre-roll also has a flush filter, optimizing airflow for a consistently smooth joint draw.

Organigram’s investment in automation is further reflected in its latest pre-roll machine which supports the production of a large volume of precision-packed pre-rolls. Currently, the equipment is producing approximately 25-30 pre-rolls per minute with the potential for ongoing improvement. This machine reduces our reliance on manual labour for pre-roll production, contributing to operating efficiencies and will better support the production of multi-pack pre-rolls which attract higher gross margins than singles and have started to comprise a greater proportion of the Company’s product portfolio aligned with consumer demand.

Trailblazer SNAX Milk Chocolate

Trailblazer SNAX is the only chocolate bar currently in market in which cannabis is infused into a rich, creamy cacao filling in the centre of the bar. This is enabled by a book-mold design which is a hallmark of some of the world’s premiere chocolate producers. The milk flavour joins two other Trailblazer SNAX flavours: mocha and mint already in market.

The 42g Trailblazer SNAX bar features 10mg of THC, 90% pure THC distillate and 38% cocoa, offering consumers a bold and creamy milk chocolate experience.

Organigram’s investment in state-of-the-art equipment and manufacturing processes means that each of the five sections of the Trailblazer SNAX bar are filled separately, allowing for higher accuracy of cannabinoid infusion per piece.

Both SHRED Tropic Thunder Jar of Joints and Trailblazer SNAX Milk Chocolate Bars are available at select retailers.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes in consumer preferences, production efficiencies and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca